Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:

    Air Canada Reports October Traffic - Mainline passenger load factor of
    79% - highest ever for October

    MONTREAL, Nov. 7 /CNW Telbec/ - Air Canada reported a system load factor of 79 per cent in October 2006. The mainline carrier flew 1.8 per cent more revenue passenger miles (RPMs) in October 2006 than in October 2005, according to preliminary traffic figures. Overall capacity increased by 0.3 per cent, resulting in a load factor of 79 per cent, compared to 77.9 per cent in
October 2005; an increase of 1.1 percentage points.
    Jazz, ACE's regional subsidiary, flew 39.1 per cent more revenue passenger miles in October 2006 than in October 2005, according to preliminary traffic figures. Capacity increased by 37.2 per cent, resulting in a load factor of 72.5 per cent, compared to 71.5 per cent in October 2005; an increase of one percentage point.
    Year over year, system traffic on a combined basis for Air Canada and
ACE's regional carrier, Jazz, rose 4.3 per cent on a capacity increase of
3.0 per cent, resulting in a load factor of 78.4 per cent; an increase of one percentage point.
    "In October, Air Canada mainline achieved a record breaking load factor of 79 per cent, its highest ever for the month of October," said Montie
Brewer, President and Chief Executive Officer. "Air Canada together with Jazz reported continued growth in traffic of 4.3 per cent over the same month last year, outpacing the increase in capacity. I am proud that Air Canada's employees once again achieved customer service objectives for the month and I thank them for their hard work."

    This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

    <<
                                 AIR CANADA
    -------------------------------------------------------------------------
                             AIR CANADA MAINLINE
                               (Includes Jetz)
    -------------------------------------------------------------------------
                                           OCTOBER              Year-To-Date
                            -------------------------------------------------
                            2006    2005    Change    2006    2005    Change
    -------------------------------------------------------------------------
    Traffic (RPMs
     millions)             3,589   3,527     +1.8%  38,521  37,901     +1.6%
    -------------------------------------------------------------------------
    Capacity (ASMs
     millions)             4,541   4,527     +0.3%  47,251  47,006     +0.5%
    -------------------------------------------------------------------------
    Load Factor            79.0%   77.9%  +1.1 pts   81.5%   80.6%  +0.9 pts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Canada         RPMs    1,046   1,054     -0.8%  10,724  11,189     -4.2%
                   ----------------------------------------------------------
                   ASMs    1,287   1,291     -0.3%  13,349  13,783     -3.1%
                   ----------------------------------------------------------
                   Load
                   Factor  81.3%   81.6%  -0.3 pts   80.3%   81.2%  -0.9 pts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    U.S.
     Transborder   RPMs      555     495    +12.1%   6,271   5,623    +11.5%
                   ----------------------------------------------------------
                   ASMs      727     664     +9.5%   7,891   7,356     +7.3%
                   ----------------------------------------------------------
                   Load
                   Factor  76.3%   74.5%  +1.8 pts   79.5%   76.4%  +3.1 pts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Atlantic       RPMs      955     953     +0.2%  10,531  10,315     +2.1%
                   ----------------------------------------------------------
                   ASMs    1,236   1,261     -2.0%  12,516  12,372     +1.2%
                   ----------------------------------------------------------
                   Load
                   Factor  77.3%   75.6%  +1.7 pts   84.1%   83.4%  +0.7 pts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Pacific        RPMs      779     768     +1.4%   7,409   7,282     +1.7%
                   ----------------------------------------------------------
                   ASMs      946     952     -0.6%   8,931   8,966     -0.4%
                   ----------------------------------------------------------
                   Load
                   Factor  82.3%   80.7%  +1.6 pts   83.0%   81.2%  +1.8 pts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Latin America
     & Other       RPMs      254     257     -1.2%   3,586   3,492     +2.7%
                   ----------------------------------------------------------
                   ASMs      345     359     -3.9%   4,564   4,529     +0.8%
                   ----------------------------------------------------------
                   Load
                   Factor  73.6%   71.6%  +2.0 pts   78.6%   77.1%  +1.5 pts
    -------------------------------------------------------------------------

                               AIR CANADA JAZZ
    -------------------------------------------------------------------------
                     ACE AVIATION HOLDINGS INC. REGIONAL
                                   (Jazz)
    -------------------------------------------------------------------------
                                           OCTOBER              Year-To-Date
                            -------------------------------------------------
                            2006    2005    Change    2006    2005    Change
    -------------------------------------------------------------------------
    Traffic (RPMs
     millions)               356     256    +39.1%   3,193   1,987    +60.7%
    -------------------------------------------------------------------------
    Capacity (ASMs
     millions)               491     358    +37.2%   4,418   2,777    +59.1%
    -------------------------------------------------------------------------
    Load Factor            72.5%   71.5%  +1.0 pts   72.3%   71.6%  +0.7 pts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Canada         RPMs      269     213    +26.3%   2,386   1,538    +55.1%
                   ----------------------------------------------------------
                   ASMs      359     285    +26.0%   3,213   2,066    +55.5%
                   ----------------------------------------------------------

                   Load
                   Factor  74.9%   74.7%  +0.2 pts   74.3%   74.4%  -0.1 pts
    -------------------------------------------------------------------------

    U.S.
     Transborder   RPMs       87      43   +102.3%     807     449    +79.7%
                   ----------------------------------------------------------
                   ASMs      132      73    +80.8%   1,205     711    +69.5%
                   ----------------------------------------------------------
                   Load
                   Factor  65.9%   58.9%  +7.0 pts   67.0%   63.2%  +3.8 pts
    -------------------------------------------------------------------------

                         AIR CANADA & AIR CANADA JAZZ
    -------------------------------------------------------------------------
                                   COMBINED
                       (AIR CANADA MAINLINE AND JAZZ)
    -------------------------------------------------------------------------
                            2006    2005    Change    2006    2005    Change
    -------------------------------------------------------------------------
    Traffic (RPMs
     millions)             3,945   3,783     +4.3%  41,714  39,888     +4.6%
    -------------------------------------------------------------------------
    Capacity (ASMs
     millions)             5,032   4,885     +3.0%  51,669  49,783     +3.8%
    -------------------------------------------------------------------------
    Load Factor            78.4%   77.4%  +1.0 pts   80.7%   80.1%  +0.6 pts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Canada         RPMs    1,315   1,267     +3.8%  13,110  12,727     +3.0%
                   ----------------------------------------------------------
                   ASMs    1,646   1,576     +4.4%  16,562  15,849     +4.5%
                   ----------------------------------------------------------
                   Load
                   Factor  79.9%   80.4%  -0.5 pts   79.2%   80.3%  -1.1 pts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    U.S.
     Transborder   RPMs      642     538    +19.3%   7,078   6,072    +16.6%
                   ----------------------------------------------------------
                   ASMs      859     737    +16.6%   9,096   8,067    +12.8%
                   ----------------------------------------------------------
                   Load
                   Factor  74.7%   73.0%  +1.7 pts   77.8%   75.3%  +2.5 pts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    International  RPMs    1,988   1,978     +0.5%  21,526  21,089     +2.1%
                   ----------------------------------------------------------
                   ASMs    2,527   2,572     -1.7%  26,011  25,867     +0.6%
                   ----------------------------------------------------------
                   Load
                   Factor  78.7%   76.9%  +1.8 pts   82.8%   81.5%  +1.3 pts
    -------------------------------------------------------------------------
    >>
    %CIK: 00012957

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; Internet: aircanada.com/
    (ACE.A. ACE.B.)

CO:  AIR CANADA; AIR CANADA - CORPORATE - FINANCIAL

CNW 14:56e 07-NOV-06